UNITED STAT
SECURITIES AND EXCHANGE
Washington, D.C.

09059476

OMB APPROVAL
umber: 3235-0123
: February 28, 2010
ed average burden
er response . . . 12.00

SEC FILE NUMBER
8 - 48324

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Γ FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

)F BROKER-DEALER:
Olstein Capital Management, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

3S OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Manhattanville Road
(No. and Street)

Purchase (City) NY (State) 10577 (Zip Code)

.ND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erik K. Olstein 914-269-6100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

NDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road Roseland (City) NJ (State) 07068 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

or exemption from the requirement that the annual report be covered by the opinion of an independent public accountant supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

(06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Erik K. Olstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olstein Capital Management, L.P., as of December 31 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

Notary Public, State of New York
No. 5034654
Qualified in Westchester County
Commission Expires October 17, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Olstein Capital Management, L.P.
(A Limited Partnership)

Report on Financial Condition

December 31, 2008

OLSTEIN CAPITAL MANAGEMENT, L.P.

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Partners
Olstein Capital Management, L.P.

We have audited the accompanying statement of financial condition of Olstein Capital Management, L.P. (A Limited Partnership) as of December 31, 2008. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Olstein Capital Management, L.P. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

Roseland, New Jersey
February 26, 2009

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 3,874,460
Receivable from The Olstein Funds, net	1,646,829
Equipment and improvements, net of accumulated depreciation and amortization of $761,845	159,636
Other assets	90,534
Total	$ 5,771,459

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accrued expenses	$ 923,793
Distributions payable to limited partners	1,998,311
Total liabilities	2,922,104
Partners' capital	2,849,355
Total	$ 5,771,459

See Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization:

Olstein Capital Management, L.P. (the "Partnership") was formed on June 13, 1994 as a New York limited partnership. Effective September 18, 1995, the Partnership commenced operations as a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority, Inc., successor to the National Association of Securities Dealers, Inc.

The Partnership has an agreement with other broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

In addition, the Partnership is a registered investment advisor and has organized a Delaware Investment Trust, known as The Olstein Funds (the "Olstein Funds"), as an open-end investment company or "mutual fund" that is intended to have a series of investment portfolios. The Partnership will be the manager of, and the advisor to, The Olstein Funds. As of December 31, 2008, the Partnership was managing both of the Olstein Funds' portfolios, equity funds known as The Olstein All Cap Value Fund (the "All Cap Fund") and The Olstein Strategic Opportunities Fund (the "Opportunities Fund") (hereinafter, the "Olstein Funds, All Cap Fund and Opportunities Fund" are collectively referred to as the "Funds"). The Partnership also provides investment advisory services to other parties.

The term of the Partnership expires on May 25, 2094 unless the general partner elects to extend the term.

Note 2 - Significant accounting policies:

Cash equivalents:

Cash equivalents are highly liquid investments with a maturity of three months or less when acquired.

Fees:

Management and investment advisory and Rule 12b-1 fees are recognized as earned based on the daily average net assets of the assets under management.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Equipment and improvements:

Equipment and improvements are stated at cost. Equipment of $673,118 is depreciated using accelerated methods over estimated useful lives of three to five years. Improvements of $248,363 are amortized using the straight-line method over the life of the lease.

Note 2 - Significant accounting policies (concluded):

Advertising costs:

The Partnership expenses the cost of advertising and marketing as incurred.

Income taxes:

The Partnership is not subject to income taxes; instead, its income or loss is allocated to its partners for inclusion in their individual income tax returns.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

New accounting pronouncements:

In June 2006, Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption of FIN 48 for most nonpublic enterprises to annual periods beginning after December 15, 2008. Many pass through entities have not previously applied the provisions of SFAS No. 109 and during the deferral period the FASB plans to issue guidance on how to apply the provisions of FIN 48 to these entities. The Partnership, pursuant to the FSP, has elected to defer its application until its required effective date of January 1, 2009. Management does not expect the adoption of FIN 48 to have a material effect on the financial condition of the Partnership.

Note 3 - Related party transactions:

Transactions with the Funds:

Pursuant to the Investment Management Agreement between the Partnership and the Funds, the Partnership will receive annual investment management fees for management and investment advisory services equal to 1% of the daily average net assets of the Funds, payable monthly, subject to statutory limitations, if any. This agreement may be canceled by either party upon sixty days' written notice.

Note 3 - Related party transactions (concluded):

Transactions with the Funds (concluded):

Pursuant to the Distribution Plan adopted by the Funds and rule 12b-1 under the Investment Company Act of 1940, the Partnership will receive annual fees of up to 1% of the daily average net assets of the Funds, payable quarterly, for expenses incurred in the promotion and distribution of the shares of the Funds and for maintaining shareholder accounts. This agreement may also be canceled by either party upon sixty days' written notice.

The Partnership's net receivable from the Funds as of December 31, 2008 was comprised of amounts due or payable for the following:

Management and investment advisory fees	$ 467,502
Rule 12b-1 fees	1,179,327
Total	$1,646,829

Note 4 - Partners' capital and distributions:

At the end of each fiscal year, a percentage of the Partnership's profits is allocated to all of the limited partners which is derived from a formula based on the net advisory fees earned by the Partnership from the Funds. Each limited partner receives a share of the Partnership's profits allocated to all of the limited partners in the proportion that the cumulative capital contribution of that limited partner bears to the cumulative total of capital contributions made by all the limited partners as of the end of the year. Effective January 1, 2009, the Partnership Agreement was amended to provide that the Partnership's profits to be allocated to the limited partners would become fixed, at $5,000 annually.

Subject to certain restrictions as provided in the Partnership Agreement, each limited partner's share of the Partnership's profits, determined as explained above, will be distributed to the partner annually on or before March 31 of the following year. All remaining profits are allocated to the general partner.

All losses of the Partnership are allocated first to the general partner to the extent of its capital account and then proportionately to the limited partners to the extent of their capital accounts, with all remaining losses allocated to the general partner.

The Partnership Agreement provides the limited partners with a significantly limited ability to redeem their interest in the Partnership to the general partner or the remaining limited partners at a price set forth in the Partnership Agreement. As of December 31, 2008, no redemption requests had been received by the Partnership.

Note 4 - Partners' capital and distributions (concluded):

Effective January 1, 2007, based on the Amended and Restated Partnership Agreement, the general partner has the annual right to call all of the limited partners' interests in the Partnership at a price set forth in the Partnership Agreement.

The general partner may make capital withdrawals at any time provided that the general partner's remaining capital exceeds $125,000.

Notwithstanding the above, no capital of any partner may be withdrawn, redeemed or distributed if, after giving effect thereto, the Partnership does not meet the minimum capital requirements provided for by the Uniform Net Capital Rule under the Securities Exchange Act of 1934.

Note 5 - Net capital requirement:

The Partnership is subject to the SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Partnership had net capital of $2,030,854, which was $1,836,047 in excess of its required net capital of $194,807. The Partnership's net capital ratio was 1.44 to 1.

Note 6 - Financial instruments with off-balance-sheet risk and concentration of credit risk:

The Partnership's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Partnership's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Partnership may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Partnership at December 31, 2008 were not material.

Additionally, the Partnership is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Partnership may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Partnership's financial position.

Note 6 - Financial instruments with off-balance-sheet risk and concentration of credit risk (concluded):

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or to reduce positions, when necessary.

The Partnership maintains cash and other deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. At December 31, 2008, the Partnership had cash deposits and cash equivalent balances that exceeded applicable insurance limits by approximately $3,652,000. The Partnership reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 7 - Commitments and contingencies:

Lease commitments:

The Partnership leases the premises in which it conducts its operations under a noncancelable operating lease that expires in May 2012. The lease requires, among other things, the payment of minimum annual rentals and certain of the real estate taxes and insurance, maintenance and other operating expenses related to the properties. Minimum annual rental payments, which total $1,066,000, are payable $312,000 in 2009, 2010, 2011 and $130,000 in 2012. The Partnership has the option to renew the lease for an additional five-year period.

The Partnership also leases certain equipment under noncancelable operating leases that expire at various dates in 2008. Future minimum lease payments under the noncancelable operating leases for equipment in years subsequent to December 31, 2008 are not material.

Indemnifications:

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership or the Funds. The Partnership also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7 - Commitments and contingencies (concluded):

Indemnifications (concluded):

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Partnership may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 - Profit sharing plan:

The Partnership sponsors a defined contribution 401(k) pension and profit sharing plan whereby its eligible employees can defer a portion of their income for income tax purposes through contributions to the plan. The Partnership is required to make contributions to the plan based primarily on specified percentages of the contributions made by the employees. Effective January 1, 2009, the Plan was amended whereby matching contributions are discretionary.

J.H. COHN LLP
Accountants and Consultants since 1919

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